Exhibit 5.1
September 13, 2011
American International Group, Inc.,
     180 Maiden Lane,
          New York, NY 10038.
Ladies and Gentlemen:
     In connection with the several purchases today by the Underwriters named in Schedule I to the Underwriting Agreement, dated September 8, 2011 (the “Underwriting Agreement”), among American International Group, Inc., a Delaware corporation (the “Company”), and Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and U.S. Bancorp Investments, Inc., as representatives of the several Underwriters named therein, of $1,200,000,000 aggregate principal amount of the Company’s 4.250% Notes due 2014 (the “2014 Notes”) and $800,000,000 aggregate principal amount of the Company’s 4.875% Notes due 2016 (the “2016 Notes” and, together with the 2014 Notes, the “Securities”) issued pursuant to the Indenture, dated as of October 12, 2006, as supplemented by the Fourth Supplemental Indenture, dated as of April 18, 2007 and the Eighth Supplemental Indenture, dated as of December 3, 2010, and as further supplemented by the Eleventh Supplemental Indenture, dated as of September 13, 2011 and the Twelfth Supplemental Indenture, dated as of September 13, 2011 (collectively, the “Indenture”), each between the Company and The Bank of New York Mellon, as Trustee (the “Trustee”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.
     Upon the basis of such examination, we advise you that, in our opinion,

American International Group, Inc.

     (1) The Company has been duly incorporated and is an existing corporation in good standing under the laws of the State of Delaware.
     (2) The Securities constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
     The foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.
     We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Securities conform to the specimens thereof examined by us, that the Trustee’s certificates of authentication of the Securities have been manually signed by one of the Trustee’s authorized officers, and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.
     We hereby consent to the filing of this opinion as an exhibit to this Current Report on Form 8-K. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,
/s/ SULLIVAN & CROMWELL LLP